Filed Pursuant to Rule 433
Registration Statement No. 333-151559
Dated September 15, 2008
Mistras Group, Inc.
Free Writing Prospectuses
Published or Distributed by Media
Article Published on September 9, 2008
The article attached as Exhibit A ran in The New Jersey Times on September 9, 2008. The article was not prepared by or reviewed by Mistras Group, Inc. (the “Company”) prior to its publication, nor was the Company aware of the publication of the article prior to September 10, 2008. The New Jersey Times is not affiliated with the Company. The Company made no payment and gave no consideration to The New Jersey Times in connection with the publication of the article described here or any other article published by it concerning the Company. Statements in the article that are not attributed directly to Dr. Vahaviolos or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
Clarifications and Corrections
•	The article incorrectly states that the Company has approximately “1,650 employees.” In fact, as stated in the preliminary prospectus dated September 15, 2008, the Company has approximately 1,600 employees.

•	The article incorrectly states that the Company was founded in 1978 as “Physical Acoustics.” In fact, as stated on page 5 of the preliminary prospectus dated September 15, 2008, the Company was founded in 1978 as “Physical Acoustics Corporation.”

•	The article includes the following financial information: “for the nine-month period ended February 29, 52 percent of Mistras’ revenue were derived from the oil and gas industry. About 20 percent of its revenue were from foreign operations... .” The preliminary prospectus dated September 15, 2008 includes updated financial information for fiscal 2008 as follows: 50 percent of the Company’s revenues were attributable to customers in the oil and gas industry (including the petrochemical market) and approximately 19.6% of its revenues were generated outside the United States.

•	The article incorrectly states that the Company had a loss of $2.4 million in fiscal 2006, rather than net income of approximately $0.5 million, as set forth in the preliminary prospectus. In addition, the article includes the following financial information: “[The Company] said in fiscal 2007, it had net income of $1.9 million, on revenue of $122.2 million, compared with a loss of $2.4 million, on revenue of $93.7 million in fiscal 2006.” The preliminary prospectus dated September 15, 2008 includes updated financial information for fiscal 2008 as follows: the Company had net income for fiscal 2008 of $7.4 million, on revenues of approximately $152 million, compared with net income of approximately $5.4 million, on revenues of approximately $122.2 million in fiscal 2007.

•	The article incorrectly states that the Company has “160 employees in West Windsor, 35 in Woodbridge, and 70 in Philadelphia.” In fact, as of August 15, 2008, the Company has approximately 190 employees at its headquarters in Princeton-Junction, NJ, approximately 31 employees in Woodbridge, NJ, and approximately 86 employees in Trainer (nr. Philadelphia), PA.
     To view a filed copy of our current registration statement, click on the following link:
http://www.sec.gov/Archives/edgar/data/1436126/000095012308011044/y58960a2sv1za.htm

     THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE SECURITIES (USA) LLC TOLL-FREE AT 1-800-221-1037.

Exhibit A
Mistras Group poised to go public
Tuesday, September 09, 2008
BY BILL MOONEY
     WEST WINDSOR — A company that conducts tests for big names such as Boeing, General Electric and Dow Chemical is testing the waters to become a publicly traded company.
     Mistras Group, with approximately 1,650 employees in 15 countries, conducts non-destructive tests using X-rays, gamma rays, ultrasound and other high-tech techniques. They examine infrastructure such as nuclear plants, underground pipes and more for defects and performance without dismantling what they’re testing and without requiring a facility to shut down while they do it.
     “We monitor the Ben Franklin Bridge every day,” said chief executive and chairman Sotirios Vahaviolos in explaining the type of work his company performs. “Things are always under pressure and stress, and they talk, and we listen to them and make a decision.”
     Vahaviolos, 62, who has a Ph.D in electrical engineering from Columbia University, previously worked at Bell Laboratories, which in the 1960s and 1970s was legendary for its concentration of brain power. He and other former Bell researchers founded Mistras in 1978 as Physical Acoustics, and it has grown into a business that conducts tests in fields as varied as aerospace, nuclear power, pharmaceuticals and food processing.
     According to Vahaviolos, one-stop outsourcing of inspections services will become increasingly important to clients that have aging infrastructures. “We become their inspections department,” he said. “There is a lot of automation, but that’s what you need to do.”
     For the nine-month period ended February 29, 52 percent of Mistras’ revenue were derived from the oil and gas industry. About 20 percent of its revenue were from foreign operations, which Mistras reported it expects to increase over time. Its offices outside the United States include locations in England, Russia, India, China, Argentina and Brazil.
     The company filed for its initial public offering in June, hopes to raise more than $150 million, and be trading in early October under the symbol MG, on the New York Stock Exchange, according to Vahaviolos. The company did not disclose in its filing with the Securities and Exchange Commission the number of shares or their expected price range.
     Mistras reported it plans to use the proceeds for general corporate purposes including possible acquisitions. It said in fiscal 2007, it had net income of $1.9 million, on revenue of $122.2 million, compared with a loss of $2.4 million, on revenue of $93.7 million in fiscal 2006.
     Vahaviolos said they have about 160 employees in West Windsor, 35 in Woodbridge, and 70 in Philadelphia.
     JPMorgan, Credit Suisse, Robert W. Baird & Co. and Banc of America Securities are underwriting the initial public offering.